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                             February 5, 2021

       Paul Williams
       Chief Financial Officer
       Financial Gravity Companies, Inc.
       12600 Hill Country Blvd
       Suite R-275
       Bee Cave, TX 78738

                                                        Re: Financial Gravity
Companies, Inc.
                                                            Form 10-K for the
Fiscal Period ending September 30, 2020
                                                            Filed January 12,
2021
                                                            File No. 001-34770

       Dear Mr. Williams:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please amend your filing to include a signed audit report in accordance with Rule 2-02 of
                                                        Regulation S-X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Williams
Financial Gravity Companies, Inc.
February 5, 2021
Page 2

       You may contact Dave Irving at 202-551-3321 or Michelle Miller at 202-551-3368 with any questions.



FirstName LastNamePaul Williams                         Sincerely,
Comapany NameFinancial Gravity Companies, Inc.
                                                        Division of Corporation
Finance
February 5, 2021 Page 2                                 Office of Finance
FirstName LastName